CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SUCCESSFUL ACQUISITION OF
THREE 5,023 TEU CONTAINER VESSELS AND THE EXTENSION OF TWO PRODUCT
TANKER CHARTERS WITH CAPITAL MARITIME & TRADING CORP.

ATHENS, Greece, September 12, 2013 - Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international diversified shipping company announced today the successful acquisition of three 5,023 TEU container vessels, namely the M/V CCNI Angol (ex Hyundai Prestige), the M/V Hyundai Privilege and the M/V Hyundai Platinum, (the “Vessels”), from its sponsor Capital Maritime & Trading Corp. (“Capital Maritime”) for an aggregate purchase price of $195,000,000. Each of the three Vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each Vessel is employed under a 12 year time charter employment (+/- 60 days) to Hyundai Merchant Marine Co. Ltd. (“HMM”) at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the Vessels during the first half of 2013.

The acquisition was mainly funded from the Partnership’s new $200,000,000 senior secured credit facility with ING Bank N.V. and HSH Nordbank AG (the “Credit Facility”) and from the net proceeds of its public offering of 13,685,000 common units, including the exercise of the overallotment option, which was closed on August 9, 2013, at a price of $9.25 per unit. Under the Credit Facility, the Partnership may further borrow for the financing up to 50% of the value of modern product tanker and post panamax container vessels. The facility is non-amortizing until March 2016.

Fleet Developments

The Partnership has reached an agreement with Capital Maritime to extend the charters of M/T Alkiviadis (36,721 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and M/T Agisilaos (36,760 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea). Both have extended their charters with our Sponsor by a period of 12 months (+/- 30 days) at a gross rate of $14,250 per day, which is approximately $750-835 per day higher than their previous employment day rate. Both charters include a 50/50 profit sharing arrangement for trading outside the Institute Warranty Limits (IWL) such as trading under ice conditions. The earliest redelivery for each of the M/T Alkiviadis and the M/T Agisilaos under these charters is expected to be June 2014 and August 2014, respectively.

All transactions were unanimously approved by the conflicts committee of our Board of Directors.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to have entered into a new credit facility and concluded an important transaction for the Partnership with the acquisition of the three additional, eco-type, high specification 5,023 TEU container vessels, as these transactions offer long term cash flow visibility to our shareholders and further diversify our revenue stream.

In addition, we are pleased to have extended the charters of two of our product tankers at an increased rate with our sponsor, which reflect the positive fundamentals of the product tanker market ahead. We would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward. These transactions as well as the positive fundamentals of the product tanker market going forward, further enhance our financial flexibility in order to pursue growth opportunities and further forge a pathway to distribution growth.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to large charterers such as BP Shipping Limited, subsidiaries of OSG, Petrobras, A.P. Moller-Maersk A.S,  Hyundai Merchant Marine Co. Ltd., Blue Marine Cargo, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website:  www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com